Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

November 2, 2010

Catalyst Paper Q3 results strengthen on paper price and operational improvement

Richmond, (BC) – Catalyst Paper (TSX:CTL) posted net earnings of $6.0 million ($0.02 per common share) on sales of $322.3 million during the third quarter of 2010.  This contrasts with a net loss of $368.4 million ($0.96 per common share) on sales of $299.4 million in the prior quarter.  While second quarter results were significantly impacted by impairment, severances and other closure costs of $302.0 million, improvement in the most recent quarter also reflects better paper market conditions and operational performance.

Before specific items, Catalyst recorded a net loss of $9.6 million ($0.03 per common share), improved from a net loss before specific items of $43.9 million ($0.11 per common share) in the second quarter.  Specific items in the third quarter included a foreign exchange gain of $16.3 million on the translation of U.S. dollar denominated debt.  EBITDA in the third quarter was $34.2 million and EBITDA before specific items was $34.5 million, in contrast to negative $0.4 million and positive $10.5 million respectively in the second quarter.

“Business conditions are tough but showing signs of improvement,” said President and CEO Kevin J. Clarke. “Sales volumes and prices were up as North American paper demand stabilized. Our mills and machines ran well enabling us to get the most out of the modest market recovery.  And we’re beginning to realize the fixed cost savings from the permanent closures of the Elk Falls and Paper Recycling facilities. In addition, we made significant progress in expanding existing customer commitments and have successfully sold into new markets.”

Market Conditions

North American demand for coated mechanical, high gloss and standard uncoated paper grades was up over both the prior quarter and the same quarter of 2009.  Higher operating rates and low inventories drove benchmark price increases across these products. Directory benchmark prices increased and shipments were up quarter-over-quarter, but remained below Q3 2009 levels. North American newsprint demand was down year-over-year, but declined less than in prior quarters while Canadian demand and benchmark prices rose.

Markets for Northern Bleached Softwood Kraft pulp softened, in response to capacity restarts and demand declines, although benchmark prices remained significantly higher than a year ago.

Catalyst announced further price increases in September while previously announced increases for specialty papers and newsprint were largely implemented by quarter end.

Production curtailments were limited to the newsprint segment and the Crofton No. 1 paper machine which represents 23 per cent of Catalyst newsprint capacity, remained indefinitely idled.

Key Developments

The previously announced permanent closures of two BC facilities – the Elk Falls paper mill at Campbell River and the Paper Recycling Division at Coquitlam – were completed as scheduled.  The Elk Falls closure removed 526,000 tonnes of newsprint and specialty paper capacity. Annualized fixed cost savings of approximately $13.0 million are expected in 2011 with further savings realized as site assets are disposed.

During the quarter, Catalyst purchased US$9.5 million of its 8.625 per cent senior notes, due June 2011, for US$8.9 million.  At $183.9 million, liquidity was down from $208.3 million in the prior quarter, largely due to the purchase of the notes, as well as property tax and severance payments in the quarter.

Catalyst continues to seek fair and sustainable municipal tax treatment for its BC mills. The company filed for leave to appeal to the Supreme Court of Canada in connection with the challenge of the District of North Cowichan’s 2009 tax and was granted leave to appeal on October 28, 2010. The appeal to the Supreme Court of Canada is expected to be heard in mid to late 2011. The company also filed legal challenges relating to the District of North Cowichan’s 2010 major industry tax levy on the Crofton mill, and the regional district portion of the City of Campbell River’s 2010 assessment.  All other assessed property taxes have been paid in full.

Selected Third Quarter Highlights

(In millions of Canadian dollars, except where otherwise stated)
	2010				2009 1
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$895.0	$322.3	$299.4	$273.3	$1,223.5	$295.0	$266.9	$300.7	$360.9

Operating earnings (loss)	(367.7)	5.1	(323.9)	(48.9)	(40.8)	(41.1)	(10.0)	(21.5)	31.8
EBITDA 2	17.6	34.2	(0.4)	(16.2)	123.2	14.1	25.9	14.3	68.9
– before specific items 2	42.9	34.5	10.5	(2.1)	141.1	15.5	25.9	26.6	73.1

Net earnings (loss) attributable to the Company	(406.5)	6.0	(368.4)	(44.1)	(4.4)	(35.8)	13.2	(1.9)	20.1
– before specific items 2	(91.1)	(9.6)	(43.9)	(37.6)	(58.8)	(21.8)	(19.8)	(25.6)	8.4

EBITDA margin 2	2.0%	10.6%	(0.1%)	(5.9%)	10.1%	4.8%	9.7%	4.8%	19.1%
– before specific items 2	4.8%	10.7%	3.5%	(0.8%)	11.5%	5.3%	9.7%	8.8%	20.3%

Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$(1.06)	$0.02	$(0.96)	$(0.12)	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06
– before specific items 2	(0.24)	(0.03)	(0.11)	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02

1
Refer to the company’s Q3 2010 Management Discussion & Analysis Section 8, Changes in Accounting Policies for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to the company’s Q3 2010 Management Discussion & Analysis Section 6, Non-GAAP Measures.

Outlook

Further improvement in benchmark prices across all Catalyst paper products is expected in the fourth quarter with directory improvements taking effect with new contracts in 2011. Pulp prices, in contrast, are expected to decrease as Chinese demand weakens.  Production curtailment is expected to be contained to the Crofton No. 1 newsprint machine; however, rising input costs and the strong Canadian dollar will continue to put adverse pressure on results in the current and future quarters.

Further Quarterly Results Materials

This release, a summary slide presentation, and a full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/Investors. The full quarterly report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.0 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Kevin Clarke, president and CEO and Brian Baarda, vice-president, finance and CFO will hold a conference call on Wednesday, November 3, 2010 at 11 a.m. ET, 8 a.m. PT to present the company’s third quarter results. Financial analysts and institutional investors are invited to dial 1-888-231-8191 (North America) or 1-647-427-7450 (Toronto / International) reservation number 13825640#.  Media and other interested people may join the live webcast in listen-only mode at www.catalystpaper.com/investors/events.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and Uncertainties” in Catalyst’s management’s discussion and analysis contained in Catalyst’s 2009 annual report, and the company’s third 2010 interim reports available at www.sedar.com.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713